UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 20 November 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings
Requirements, the following information is disclosed:
A.
DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND
ON MARKET SALES
In terms of provisions of the Harmony Share Plan, performance shares vest after 3 years.
1.       Name of director: GP Briggs (Chief Executive
Officer)
Nature of transaction: Off market vesting
Date: 16 November 2015
Class of securities: Ordinary shares
Number of performance shares
vested and retained in own
name: 44 615
Vesting price per share: R8.78
Total value of shares
vested: R391 719.70 (pre-tax)
Nature and extent of
directors interest:
Direct beneficial
2.       Name of director:
F Abbott (Financial
Director)
Nature of transaction: Off market vesting
Date: 16 November 2015
Class of securities: Ordinary shares
Number of performance shares
vested and retained in own

name: 18 547
Vesting price per share: R8.78
Total value of shares
vested:
R162 842.66 (pre-tax)
Nature and extent of
directors interest:
Direct beneficial
3.       Name of director: HE Mashego (Executive
Director)
Nature of transaction:
Off market vesting and on
market sale of performance
shares (ordinary shares)
Date: 16 November 2015
Class of securities: Ordinary shares
Number of performance shares
vested:
13 153
Vesting price per share:
R8.78
Total value of shares
vested:
R115 483.34 (pre-tax)
Number of performance shares
sold on market to cover tax:
5 393

Market price per share sold:
R8.78
Proceeds for on market sale
to cover tax:
Number of shares retained in
own name:
Nature and extent of
directors interest:
R47 350.54
7 760
Direct beneficial
4.       Name of company secretary: R Bisschoff (Company
Secretary)
Nature of transaction:
Off market vesting and on
market sale of performance
shares (ordinary shares)

Date:
16 November 2015
Class of securities: Ordinary shares
Number of performance shares
vested and retained in own
name:

4 971
Vesting price per share: R8.78
Total value of shares
vested:
R43 645.38 (pre-tax)
Nature and extent of
directors interest:
Direct beneficial
B. DEALING IN SECURITIES BY DIRECTORS: SHARE GRANTS
In line with the provisions of the Harmony Share Plan,
incentives / shares are allocated to directors in November of each year.
1.       Name of director:
GP Briggs (Chief Executive
Officer)
Nature of transaction: Off market grant of
performance shares
Periods of vesting:
Performance shares vest
after three years.

Date:
16 November 2015

Class of securities:
Performance shares

Number of performance shares
awarded:

550 000

Matching shares granted,
supplementing restricted
shares not exercised:

32 684

Nature and extent of
director’s interest:

Direct beneficial
2.       Name of director:
F Abbott (Financial

Director)
Nature of transaction: Off market grant of
performance shares
Periods of vesting:
Performance shares vest
after three years.

Date:
16 November 2015

Class of securities:
Performance shares

Number of performance shares
awarded:

736 809

Matching shares granted,
supplementing restricted
shares not exercised:

63 408

Nature and extent of
director’s interest:

Direct beneficial
3.       Name of director:
HE Mashego (Executive
Director)
Nature of transaction: Off market grant of
performance shares
Periods of vesting:
Performance shares vest
after three years.

Date:

16 November 2015

Class of securities:
Performance shares

Number of performance shares
awarded:

455 758

Matching shares granted,
supplementing restricted
shares not exercised:

35 082

Nature and extent of
director’s interest:

Direct beneficial
4.        Name of Company Secretary:
Riana Bisschoff (Company

Secretary)
Nature of transaction: Off market grant of
performance shares
Periods of vesting:
Performance shares vest
after three years.

Date:
16 November 2015

Class of securities:
Performance shares

Number of performance shares
awarded:

152 972

Nature and extent of
director’s interest:
Direct beneficial
Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:

Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa
20 November 2015

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 20, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial
Director